UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

FOR THE YEAR ENDED DECEMBER 31, 2025

WATER ON DEMAND, INC.

600 Cleveland Street Suite 383

Clearwater, FL 33755

https://www.waterondemand.net/

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Explanatory Note

In this report, the term “we,” “us,” “our” or “the Company” refers to Water on Demand, Inc.

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances after the date hereof.

i

Item 1. Business

Water on Demand, Inc. (“WODI”) is a U.S.-based water technology company that designs, manufactures, installs, and maintains advanced water treatment systems for municipal, industrial, and clean water applications. These systems utilize a range of treatment technologies, including chemical injections, media filtration, membrane filtration, ion exchange, and supervisory control and data acquisition (SCADA).

WODI was re-formed in September 2023 through the merger of Progressive Water Treatment, Inc. (“PWT”), a Texas-based provider of custom-engineered water treatment systems acquired by OriginClear, Inc. (“OCLN”) in 2015, and Water on Demand, Inc., a Texas corporation originally focused on pay-per-use water solutions. The combined entity retained the Water on Demand, Inc. name. WODI operates through two internal divisions: PWT, and Water on Demand (“WOD”).

PWT serves as the Company’s primary revenue-generating unit. It provides customized water treatment solutions for industrial and municipal clients across the United States, including system design, manufacturing, installation, and long-term service contracts. PWT integrates multiple treatment technologies, allowing it to meet diverse customer requirements across various sectors.  PWT has established a strong reputation for delivering customized systems that integrate multiple technologies, including chemical injections, media filtration, membrane systems, ion exchange, and SCADA. In addition to design and manufacturing, PWT provides system maintenance, retrofits, replacement support, and equipment rentals under flexible contract terms. Its customer base is located within the United States.

WOD is a development-stage division focused on delivering decentralized water treatment services using a Design-Build-Own-Operate (“DBOO”) model. This division aims to help private businesses achieve water self-sufficiency by offering long-term service agreements under which customers pay for water treatment on a per-gallon basis. A showcase project demonstrating the DBOO model is currently in planning.

The consolidation of these business units under WODI brings together advanced engineering, proprietary technology, and service-based water management models. Together, these operations support the Company’s mission to deliver accessible, cost-effective, and sustainable water solutions tailored to meet the evolving needs of modern infrastructure.

Recent Developments

•Modular Water Systems was a division under WODI and this division was discontinued in 2025.

On May 8, 2025, WODI’s Board approved the wind-down of MWS as part of a strategic shift away from direct equipment competition. Disposal of remaining MWS assets was completed prior to December 31, 2025.  Also in May of 2025, WODI signed a settlement agreement with Dan Early, the former President and Chief Engineer of MWS pursuant to which WODI and Mr. Early agreed to the mutual release of each other and WODI agreed to assign to Mr. Early certain registered patents related to MWS.

Products of the Combined Company after MWS was Discontinued.

Division	Products	Customers	Geographic Region	Financing provided by WODI
PWT	High-purity water systems, Reverse Osmosis (RO) Systems, Deionization Systems, Water Softening Solutions	Hospitals, Laboratories, Industries	North America	Not applicable
WOD	Pay-as-you-go Project Financing, Turnkey Water Treatment Systems, SCADA and Data Acquisition Technology	Businesses, Municipalities, Industrial Clients	North America	WOD provides financing options for water development projects helping clients manage upfront costs. These include structured financing plans that spread costs over time.

Industry Background

Traditional Water Treatment Practices

Public water utilities in the U.S. operate approximately 16,000 wastewater treatment plants, with the largest 10% handling over 80% of the nation’s wastewater. These centralized plants use multi-stage treatment—preliminary, primary, and secondary—followed by disinfection. While efficient, they require significant capital investment and long lead times for construction and expansion.

These large-scale plants, some capable of processing over a billion gallons per day, remain the global standard due to their efficiency and economies of scale—but they require substantial investment, often costing billions to construct.

Aging Infrastructure and Funding Gaps

Much of the U.S. water infrastructure was built in the 1970s and is nearing or beyond its intended service life. According to the American Society of Civil Engineers (ASCE), over 80% of facilities are at or near capacity. Despite federal legislation, such as the Infrastructure Investment and Jobs Act (2021), a funding shortfall of over $400 billion is projected by 2029. Regulatory compliance costs, such as for PFAS or lead removal, continue to rise.

Privatization and Decentralization Trends

Limited federal support, rising operational costs, and increased regulatory demands are pushing utilities to explore alternatives. Decentralized water treatment—where water is treated on-site—offers faster deployment, lower capital requirements, and operational flexibility, especially in rural or underserved areas. These systems reduce reliance on aging infrastructure and are increasingly favored by industrial users, developers, and small municipalities.

Emerging Drivers of Water Demand

Shifts such as climate change, migration, and reshoring of industrial activity are increasing pressure on local water systems. Decentralized solutions can adapt more quickly to changing demographics and site-specific needs, making them an essential part of modern water infrastructure strategy.

Climate Change

Prolonged droughts, shifting precipitation patterns, and rising temperatures are contributing to water scarcity. Groundwater levels in many areas are declining faster than can be replenished. As precipitation becomes more irregular, the global supply of usable freshwater is increasingly under pressure.

Migration

Shifting migration patterns and unpredictable population growth complicate long-term infrastructure planning. Traditional municipal wastewater plants require decades to plan and build, making them less responsive to demographic shifts. Decentralized water systems, in contrast, require less capital and can be deployed more quickly, offering greater flexibility.

Reshoring of Manufacturing

The reshoring of industrial operations, driven by supply chain realignments and national policy, is increasing demand for water across the manufacturing sector. As domestic production expands, water-intensive operations are expected to place additional pressure on regional water supplies.

Regulatory and Public Funding Risk

Water resource planning is becoming increasingly complex as freshwater supplies tighten and regulatory scrutiny intensifies. The Federal Reserve Bank of St. Louis has recommended more efficient allocation of water resources, while recent legal rulings—such as the 2021 U.S. Supreme Court decision on interstate groundwater rights—highlight growing disputes over access. In the western United States, limited coordination among states in the Colorado River Basin underscores the challenge of balancing declining supply with rising demand. These pressures elevate both financial and operational risks for municipalities and private water operators.

Industrial Centralization Risk

Large-scale, centralized water systems represent single points of failure that are increasingly vulnerable to disruption from natural disasters, financial constraints, and security threats. As infrastructure ages and environmental risks increase, these vulnerabilities become more acute. Decentralized water systems mitigate these risks by localizing treatment, offering greater resilience and control for communities, businesses, and institutions.

Water on Demand

WOD offers financing solutions that allow businesses and communities to develop water treatment systems without upfront capital investment. Through long-term service agreements, end-users pay only for the water they use. Projects are supported by experienced regional water providers and powered by standardized modular systems, ensuring efficiency and reliability. By leveraging proven technologies and a pay-per-use model, WODI reduces financial and operational risk while expanding access to advanced water treatment solutions.

Global Water Challenges

A 2021 study by Utrecht University and United Nations University found that nearly half of global wastewater is discharged untreated, while only 11% is reused. With the World Wildlife Fund projecting that two-thirds of the global population could face water shortages in the next 5 to 6 years, increasing wastewater reuse is critical.

In North America, supply inefficiencies further strain resources—Stanford University estimates that 20–50% of water is lost through leaking infrastructure. In the U.S., the Environmental Integrity Project reports that nearly half of rivers, streams, and lakes are too polluted for swimming, fishing, or drinking. Public concern is growing, with a 2017 Gallup poll showing 63% of Americans worry about drinking water pollution and 57% about contamination of natural water bodies.

These challenges underscore the need for decentralized, resilient, and sustainable water solutions.

Decentralized Water Solutions

Businesses increasingly rely on onsite water treatment and recycling to address the limitations of centralized water utilities. Onsite systems provide tangible assets, improved water quality, and cost savings, especially when recycled water is used. WODI helps self-reliant businesses develop “decentralized water wealth,” benefiting both their operations and their communities.

This trend aligns with ESG investing, which accounts for approximately 25% of all professionally managed assets worldwide. Effective water management is a key ESG metric, further emphasizing the importance of decentralized solutions.

WODI

Marketing

The company markets its solutions as adaptable and cost-effective for decentralized water treatment across residential, commercial, and government sectors. Unlike many competitors focused on niche markets, WODI targets a broader range of applications, increasing its addressable market.

WODI employs distinct sale strategies reflecting their respective market approaches while relying on relationships with past-use customers and certain manufacturers’ representatives, who maintain direct connections with regional end users.

Competitive Strengths

With extensive experience in the water and wastewater market, WODI brings an in-depth understanding of conventional technologies and their limitations, new technologies entering the market, and the process by which solutions are specified and implemented. Both divisions maintain a strong customer-centric approach, seeking first to understand and diagnose customer needs and then to design and deliver comprehensive solutions.

Water industry projects typically move slowly. Given that most product lines represent “pipeline” products, the gestation period from initial prospect to final contract can span six months to three years. To accelerate and expand the pipeline, the Company aims to increase the number of sales representatives who have strong relationships with engineers, contractors, and end users, thereby enhancing overall market reach and opportunity generation.

Materials

WODI builds its systems using high-density polyethylene (HDPE), which provides advantages in durability, installation speed, and resistance to environmental degradation. Compared to fiberglass, concrete, or epoxy-coated steel, HDPE offers improved longevity and ease of transport. WODI’s proprietary manufacturing approach offsets HDPE’s higher upfront cost, delivering a cost-effective solution. Few competitors in the sector offer a patented HDPE-based platform with comparable flexibility and service life.

Employees

As of the date of this filing, WODI employs approximately 31 full-time staff across engineering, manufacturing, sales, and administration.  These employees are divided between the operations of PWT and WODI Corporate.

 Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the related notes included elsewhere in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ significantly from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2025.

Critical Accounting Policies

The SEC defines “critical accounting policies” as those requiring management’s most challenging, subjective or complex judgments, often involving estimates of inherently uncertain matters that may change over time.

While not all accounting policies involve such judgements or estimates, the following policies meet the SEC’s definition of critical accounting policy.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, applying the five-step model described in Note 2 to the consolidated financial statements. The majority of the Company's revenue is generated from equipment contracts for custom-engineered water treatment systems, for which revenue is recognized over time as performance obligations are satisfied, with progress measured using the cost-to-cost input method. Revenue from standard component sales and certain services is recognized at the point in time control transfers to the customer.

We consider revenue recognition a critical accounting policy because the recognition and measurement of revenue on equipment contracts require significant management judgment and estimation, including: (i) identifying the distinct performance obligations within a contract and, where there is more than one, allocating the transaction price among them based on relative standalone selling prices; (ii) estimating the total costs expected to be incurred to complete each contract, which drives the measurement of progress and the amount and timing of revenue and gross profit recognized; and (iii) evaluating variable consideration, change orders, and contract modifications. Estimates of total contract costs are inherently uncertain and are updated as a contract progresses; changes in those estimates are recognized in the period they become known and can materially affect the revenue and gross profit reported in a given period. When a contract is expected to result in a loss, the entire estimated loss is recognized in the period it is identified.

Contract receivables

The Company bills customers progressively as work is completed per contractual agreements. Credit is extended based on financial evaluations, with no collateral required. The Company maintains an allowance for doubtful accounts based on past-due receivables reviewed monthly. An allowance is recorded when collection is unlikely.

As of December 31, 2025, and 2024, the allowance for doubtful accounts was $0 and $0, respectively. The net contract receivable balance was $3,899,003 and $2,404,544 as of December 31, 2025, and 2024, respectively.

Use of Estimates

The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Actual results may differ from these estimates.

Significant estimates include evaluations of goodwill and long-lived asset impairments, revenue recognition for percentage-of-completion contracts, allowances for uncollectible accounts, valuations of non-cash capital stock issuances, and valuation allowances on deferred tax assets. These estimates are based on historical experience and other assumptions deemed reasonable under the circumstances. They form the basis for management’s judgments regarding asset and liability carrying values. Changes in assumptions or conditions could result in materially different actual outcomes.

Fair Value of Financial Instruments

The fair value of financial instruments requires disclosure of fair value information, whether or not recognized in the balance sheet, when practicable to estimate.

As of December 31, 2025, the reported amounts for cash, prepaid expenses, accounts payable and accrued expenses approximate their fair value due to their short maturity.

Concentration risk

Cash balances may, at times, exceed Federal Deposit Insurance Corporation (FDIC) limits. As of December 31, 2025, the Company held a cash balance of $651,233, with the majority in one bank, exceeding the FDIC-insured limit of $250,000 per insured bank. The Company has not experienced any losses on uninsured cash balances and considers the credit risk to be minimal.

Results of Operations

WODI reflects the integration of two business units: PWT, and WOD. Together, these units form a single platform offering full-service, outsourced water treatment solutions. In this section, “WODI Combined” refers to the integrated entity of PWT which is the manufacturing division and WOD the development-stage business focused on water-as-a-service models.  MWS is listed in the financial statements as a Discontinued Operation.

PWT designs and manufactures water treatment systems for municipal, industrial, and high-purity applications. Solutions are customized based on client requirements and incorporate a range of treatment technologies, including chemical injections, media filtration, membrane systems, ion exchange, and SCADA controls. The Company also offers services including equipment retrofits, system maintenance, and component replacements.

WOD, launched in 2023, provides outsourced water treatment services using a DBOO model. This division enables customers to secure decentralized water infrastructure through long-term service agreements, eliminating the need for capital investment or in-house water management capabilities.

	Twelve Months Ended
	December 31, 2025	December 31, 2024
Revenue	$6,816,843	$4,398,258
Cost of revenue	5,194,613	2,877,128
Gross (loss) profit	1,622,230	1,521,130

Operating expenses
Selling and marketing	1,071,287	225,801
General and administrative	1,548,772	1,471,102
Total Operating expenses	2,620,059	1,696,903
Loss from Operations	(997,829)	(175,773)
Total Other Expense	(9,341,988)	(8,943,212)
Net (loss) from continued operations	(10,339,817)	(9,118,985)
Net income (loss) from discontinued operations	463,530	(929,987)
Net (loss)	$(9,876,287)	$(10,048,972)

Revenue and Cost of Sales

Revenue for the year ended December 31, 2025, was $6,816,843, compared to $4,398,258 for the year ended December 31, 2024, representing an increase of $2,418,585 (55%). The increase in revenue was attributable to higher volume of contracts executed in 2025 compared to prior year.

The cost of goods sold for the year ended December 31, 2025, was $5,194,613 compared to $2,877,128 for the year ended December 31, 2024, representing an increase of $2,317,485 (81%). The increase was due to the increase in project volume and associated direct costs year over year.

Operating Expenses

Operating Expenses for the years ended December 31, 2025, and 2024, were $2,620,059 and $1,696,903 respectively, representing an increase of $923,156 (54%). The increase was due to an $845,486 increase in selling and marketing expense and a $77,670 increase in general and administrative expenses. The rise in selling and marketing primarily related to the expense for investment activities that WODI incurred in 2025.

Other Expenses

Other expenses totaled $9,341,988 for the year ended December 31, 2025, compared to $8,943,212 for the year ended December 31, 2024, an increase of $398,776. In 2025, the Company recorded losses from the issuance of OZ LLC membership units of $3M, loss on Conversion of notes for $3.7M, and a deconsolidation loss of $1.4M.  Whereas in 2024 the company incurred losses from the impairment of the SPAC of $2.3M, Debt conversion loss of $1.8M and loss on deconsolidation of $2.8M.  There was also a reduction in interest and dividend expense of $1.5M for 2025 when compared to 2024.  The loss on subsidiary closure of $(513,347) was offset by a gain in discontinued operations for the same amount.

Net Income (Loss)

WODI reported a net loss of $9,876,287 for the year ended December 31, 2025, compared to a loss of $10,048,972 in 2024 for a decrease of $172,685. The reduction in loss was primarily due to favorable result from discontinued operations which had net income of $463,530 in 2025 vs a net loss of $929,987 in 2024 partially offset by a higher loss from operations and other expense.

Liquidity and Capital Resources

As of December 31, 2025, WODI had total assets of $5,560,701, compared to $4,788,588 as of December 31, 2024. An increase of $772,113.  The increase was primarily driven by higher contract receivables partially offset by lower contact assets.  Cash at year-end was $651,233, compared to $206,886 in the prior year.

Total liabilities decreased to $8,073,325 as of December 31, 2025, from $31,876,620 at December 31, 2024. This decrease was primarily due to the conversion of $21,363,639 in convertible secured promissory notes which were outstanding at December 31, 2024, partially offset by higher contract liabilities, and a new $450,000 loan payable.

Net cash used in operating activities was $2,873,658 in 2025, compared to $2,358,867 in 2024. The increase was primarily due to losses incurred from the issuance of investments partially offset by the net cash effect of discontinued operations. Net cash used in investing activities was $35,370 in 2025, compared to $2,350,366 in 2024 due to the purchase of the SPAC note payable in 2024. Net cash provided by financing activities totaled $3,353,375 compared to $4,541,928 in 2024.  This decline was due to the proceeds from convertible promissory notes in 2024 partially offset by an increase in investments in 2025.

As of December 31, 2025, the Company had a working capital deficit of $2,598,863 and an accumulated deficit of $40,014,667, compared to a working capital deficit of $27,239,746 and an accumulated deficit of $30,138,380 as of December 31, 2024. The reduction in the working capital deficit reflects the conversion and extinguishment of convertible secured promissory notes during 2025, while the accumulated deficit increased due to net loss generated in 2025.  This loss was driven from the issuance of investments and the extinguishment of the convertible secured promissory notes.

 Our independent auditors have expressed substantial doubt about the Company’s ability to continue as a going concern. Continued operations will require additional capital. The Company estimates it will need at least $2.5 million over the next twelve months to support planned operations. Cash on hand and receivables alone are not expected to meet near-term obligations.

To address liquidity needs, management is actively pursuing financing options, including equity and debt issuances, credit facilities, and strategic partnerships. There is no assurance funding will be available in sufficient amounts or on favorable terms. However, management believes continued investor support and future revenues will provide the resources necessary to sustain operations and execute the Company’s growth plan.

Cash Flow

The table below, for the periods indicated, provides selected cash flow information:

	31-Dec
Category	2025	2024
Net cash used in operating activities	$(2,873,658)	$(2,358,867)
Net cash used in investing activities	$(35,370)	$(2,350,366)
Net cash provided by financing activities	$3,353,375	$4,541,928
Net increase (decrease) in cash and cash equivalents	$444,347	$(167,305)
Cash Ending of Period	$651,233	$206,886

As of December 31, 2025, we had cash and cash equivalents of $651,233, compared to $206,886 as of December 31, 2024

During the year ended December 31, 2025, we raised a total of $3,353,375 through financing activities, primarily from proceeds from Regulation A and Series A common stock issuances and affiliate funding.  This compares to $4,541,928 raised in 2024.

Net cash used in operating activities was $(2,873,658) in 2025, compared to $(2,358,867) in 2024. Net cash used in investing activities was $(35,370) in 2025, compared to $(2,350,366) in the prior year. The overall increase in cash for 2025 was $444,347.

While current proceeds from financing activities, combined with revenues, are supporting operations in the near term, we will require additional capital to expand our operations and complete strategic objectives. Our ability to continue as a going concern depends on securing further funding through financing transactions and future revenue generation. There is no assurance we will be able to raise additional capital on favorable terms or at all.

Potential financing sources include equity or debt offerings, credit facilities, or strategic partnerships. However, unfavorable market conditions could limit our access to such capital. Even if successful, financing may involve dilution to existing shareholders or securities with rights senior to those of our common stock.

We have evaluated our current cash burn rate and believe we have sufficient resources to maintain operations for the near term based on current cash, projected revenue, and continued support from investors. However, this assessment is subject to uncertainties, and we may be required to seek further funding sooner than anticipated.

Majority Control

Our former Chief Executive Offer, Mr. Eckelberry owned 1,000 shares of Series C Preferred Stock of WODI, which grants him 51% of the total voting power of WODI stockholders. Subsequent to the calendar year end, Mr. Eckelberry exchanged his Series C Preferred Shares for Series F Preferred Shares and as a result granted him an equity stake of 10% of Water on Demand.

Off-Balance Sheet Financing Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, and results of operations, liquidity or capital expenditure.

Contractual Obligations

As of December 31, 2025, we had no convertible secured promissory notes classified as short-term liabilities.

As of December 31, 2025, we had related party obligations of $131,471, compared to $706,736 reported in the prior year, a Note Payable in the amount of $450,000 and $501,123 of lease obligations.

Fair Value of Financial Instruments

The Company applies ASC Topic 820, Fair Value Measurements and Disclosures, which defines fair value, provides a framework for measuring it, and outlines related disclosure requirements. Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 permits three valuation approaches—market, income, and cost—and classifies inputs into a three-level hierarchy. Level 1 refers to unadjusted quoted prices in active markets for identical assets or liabilities accessible at the measurement date. Level 2 includes observable inputs such as quoted prices for similar assets in active or inactive markets, or other inputs corroborated by market data. Level 3 involves unobservable inputs that are significant to the valuation and are based on internal assumptions.

The fair value of the Company’s financial instruments, which primarily consist of assets and liabilities with short-term maturities, approximates their carrying amounts as reported on the accompanying balance sheets.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for temporary differences between the financial statement and tax basis of assets and liabilities, as well as for net operating loss and tax credit carryforwards. A valuation allowance is established when it is more likely than not that some or all of the deferred tax assets will not be realized.

ASC 740 also addresses uncertain tax positions. Tax benefits are recognized only if it is more likely than not that the position will be sustained upon examination. The Company’s policy is to recognize interest accrued on unrecognized tax benefits in interest expense and penalties in operating expenses.  As of December 31, 2025 and 2024, there were no unrecognized tax benefits and no accruals for interest or penalties. Management is not aware of any ongoing tax matters that would result in significant adjustments.

The United States is the Company’s only major tax jurisdiction. While the Company may be subject to review by federal and state tax authorities, no material changes to unrecognized tax benefits are expected within the next twelve months.

The Company computes earnings per share in accordance with ASC 260, dividing net income (loss) by the weighted-average number of common shares outstanding; dilutive securities are included in diluted EPS when their effect is dilutive.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280); which enhances annual and interim segment disclosures. The Company adopted ASU 2023-07 for the year ended December 31, 2025. The Company has disclosed the title and role of the CODM, the nature of financial information reviewed by the CODM, and the basis for aggregating operating segments into a single reporting segment.

Recent Trends

Known trends, demands, commitments, events, or uncertainties that could reasonably affect the accuracy or reliability of reported financial information as an indicator of future operating results are discussed throughout this report.

Item 3. Directors and Officers

Name	Age	Position
Ken Berenger	58	CEO and Co-Chairman of the Board of Directors

T. Riggs Eckelberry	73	Co-Chairman of the Board of Directors (deceased in April 2026)

Cory Mertes	59	Chief Financial Officer and Current Audit Committee Chairman

James Woloszyn	50	Chief Operating Officer

Stephen Hall	49	Director and Prior Audit Committee Chairman (Resigned as of 8/27/2025).

Anthony Fidaleo	67	Director (Resigned as of January 30, 2025)

Jean-Louis Kindler	63	Director (replaced by Thomas Malley in March 2026)

Byron Elton	71	Director

T. Riggs Eckelberry – Co Chairman of the Board of Directors

Mr. Eckelberry has served as Chief Executive Officer, Chairman, Secretary, Treasurer, and President of the Company starting in June 2007 and brought extensive experience in technology management and leadership to the Blue Technology sector.  In 2025, Mr. Eckelberry stepped down as Chief Executive Officer but continued as Co-Chairman.

From 2005 to 2006, as President and COO of CyberDefender Corporation, Mr. Eckelberry was instrumental in developing the Company’s product line, securing initial funding, and achieving a NASDAQ IPO. Between 2001 and 2005, he founded and led TechTransform, a technology consulting firm, where he contributed to the successful launch and turnaround of various technology companies.

In 2004, he was part of the team that commercialized YellowPages.com, culminating in its $100 million sale to SBC/BellSouth. In 2003, as General Manager of Panda Software’s U.S. unit, he established the Company as a significant player in the U.S. market. During the 1990s, Mr. Eckelberry played pivotal roles in the tech industry, contributing to the global success of the software product CleanSweep and overseeing the sale of MicroHouse Technologies to Earthweb as its Chief Operating Officer. He was also a key member of the team that facilitated the sale of venture-backed TriVida to a division of ValueClick (VCLK).

Earlier in his career, Mr. Eckelberry worked in the non-profit sector, earning a master’s license for oceangoing vessels.

As a veteran executive and one of the Company’s founders, Mr. Eckelberry’s extensive experience and strategic insights are invaluable to the board of directors.

Mr. Eckelberry passed away in April 2026.

Ken Berenger – CEO and Co-Chairman of the Board of Directors

Mr. Berenger is Co-creator of Water on Demand as the pioneering accelerator for the fast-growing treat-in-place water treatment industry. He co-founded the program in January 2022 and was recognized as a key architect of the decentralized water funding initiative. Mr. Berenger brings over 25 years of experience in banking, investment, corporate finance, and business development. Earlier in his career, he was a licensed securities representative with both NYSE and NASD firms, focusing on public listings for small and microcap companies. He has also held corporate officer roles in public companies, contributing to capital formation and business growth in sectors including FDA-approved technologies and traumatic brain injury treatment. In January 2022, Mr. Berenger was recognized as co-creator of the breakthrough water asset investment program, Water On Demand™, and received a promotion to Executive Vice President at OriginClear. He has over twenty-five years of experience in banking, investment, consulting, sales force training, and corporate finance. His experience ranges from public markets, private debt and equity to consumer debt counseling and resolution, and real estate financing—working extensively with distressed homeowners and legal professionals during the foreclosure crisis of 2008. Mr. Berenger recently earned an Emeritus Credential in Fintech Revolution: Transformative Financial Services and Strategies from the Wharton School of the University of Pennsylvania.

Cory Mertes - Chief Financial Officer and Audit Committee Chair

Mr. Mertes has served as our CFO since December of 2025. Mr. Mertes is a seasoned financial executive with more than twenty years of leadership experience across the insurance, financial services, and mortgage banking industries.  A former CPA and licensed securities and insurance professional, Cory has built a distinguished career leading organization through periods of growth, transformation, and operational optimization.

As a prior CEO and CFO for both public and private companies, Cory has successfully managed strategic direction, financial performance, and customer experience. Under his leadership, he has achieved consistent profitability and expanded market presence through data-driven decision-making and comprehensive financial analysis. He has also developed marketing strategies and improved workflow processes while cultivating a culture of accountability and excellence within his team.

James Woloszyn – Chief Operating Officer

Mr. Woloszyn is an experienced operations executive with a track record of leading large-scale business transformations across multiple industries. He has held senior leadership roles at global corporations, including Boeing, HP, HPE and Northwestern Mutual, where he specialized in optimizing operations, implementing best practices, and driving financial and strategic growth.

Before joining Water on Demand in January 2025, James served as President and General Manager of Blackbird Vineyards, where he led a successful turnaround, improving profitability, increasing revenue, and restructuring activities for long-term stability. He also held the role of Vice President, HR Strategy, Finance, and Organizational Excellence at Northwestern Mutual, where he developed enterprise-wide strategies and operational frameworks to enhance efficient and performance.

James holds a Bachelor of Science degree in Genetics and Advanced Biology from the University of Witwatersand. He also completed studies in Business Administration at the Segal School of Business, Simon Fraser University from 2005 to 2008 and earned a Diploma in Management in Advanced Technology from Simon Fraser University in 2003.

Anthony Fidaleo – Director

Mr. Fidaleo served as a director from June 2012 through January 30, 2025. He has operated his own accounting and consulting practice since 1992, primarily serving as acting CFO or senior consultant for public companies ranging from startups to Fortune 500s. From 2005 to 2009, he was CFO, COO, Executive VP, and a board member of iMedia International, Inc., a publicly traded interactive content company. Previously, he spent a decade in public accounting (1982–1992), primarily with BDO Seidman, LLP, where he was a senior audit manager. Mr. Fidaleo is a California CPA (inactive) and holds a B.S. in Accounting from California State University, Long Beach. His extensive accounting and financial background supported his role on our board. Mr. Fidaleo was succeeded by Stephen Hall as of January 30, 2025.

Stephen Hall – Director & Prior Audit Committee Chairman

Mr. Hall was appointed as a Director and Chairman of the Audit Committee on January 30, 2025, replacing Anthony Fidaleo. He brings over 30 years of experience from Robert Hall & Associates, a California-based tax accounting firm, where he serves as CEO and Board Member. He has advised more than 2,500 companies and 7,500 families. Mr. Hall also coaches aspiring fund managers through Fund Launch Partners’ Black Card Program and is a Strategic Advisor and Co-Founder of ORock Technologies, a government cloud services provider. He has worked with startups in tech, real estate, and food sectors, and sourced early-stage deals with the Pasadena Angels. His expertise spans tax strategy, financial planning, risk management, real estate, private equity, and M&A. He holds a B.S. in Marketing and Management Consulting from USC and has been an IRS Enrolled Agent since 2001.

Jean-Louis Kindler – Director

Mr. (“JL”) Kindler has served as our director since December 2013. As President of OriginClear Technologies, he led the commercialization of OriginClear’s breakthrough water treatment technology. Since 2019, he has been the CEO of Clean Energy Enterprises Inc., established to commercialize the Blue Tower biomass-to-hydrogen system he helped develop two decades ago in Japan. Mr. Kindler is a veteran of 25 years as both a top executive and engineer in environmental technologies. Before OriginClear, JL was co-founder and Chief Technology Officer of Ennesys, the Company’s French joint venture, where he designed its patent-pending waste-to-energy system. Earlier, as founding CEO of MHS Equipment, a French nanotechnologies equipment manufacturing firm (42 M€, 360 employees in 2008), he led the development of a breakthrough fuel cell process. And earlier still, his twenty-year career in Japan gave him unique insight into fast-growing Asian markets. There, as principal of technology incubator Pacific Junction, JL completed various assignments. These included technology sourcing for the French industrial group GEC-Altshom, building the first commercial unit of the Blue Tower (to which he has recently returned in its now-fourth generation), and market development for a fluid mixing technology that helped inspire early OriginClear inventions. Mr. Kindler holds a Master’s in Economics and Public Policy from the Institute of Political Science in Lyon, France, and an MBA in International Management in Paris. Mr. Kindler’s executive and management experience, and past involvement in the Company’s technology and operations, qualifies him to serve as a member of our board of directors.

Byron Elton – Director

Mr. Elton has served as our director since January 2014. Mr. Elton is an experienced media and marketing executive with a proven record in pioneering new business development strategies and building top-flight marketing organizations. Since June 2018, he has been President of Elton Enterprises, Inc., which is involved in the wellness, fitness and health sector. Elton is currently opening six StretchLab Studios in the Los Angeles and Seattle markets (stretchlab.com). He is a co-founder since June 2017 of Pardue Associates, operating monsho, a brand-centric, creative communications agency focused on delivering results. From 2013 to 2017, Mr. Elton was a partner of Clear Search, an executive search firm. Prior to that, from 2009 until 2013, Mr. Elton served as President and Chief Executive Officer of Carbon Sciences, Inc. (“Carbon Sciences”) (OTCBB: CABN) and has served as Chairman of Carbon Sciences since March 2009. Carbon Sciences is an early-stage company developing a technology to convert earth destroying carbon dioxide into a useful form that will not contribute to greenhouse gas. Mr. Elton previously served as Senior Vice President of Sales for Univision Online from 2007 to 2008. Mr. Elton also served for eight years as an executive at AOL Media Networks from 2000 to 2007, where his assignments included Regional Vice President of Sales for AOL and Senior Vice President of E-Commerce for AOL Canada. His broadcast media experience includes leading the ABC affiliate in Santa Barbara, California in 1995 to 2000 and the CBS affiliate in Monterrey, California, from 1998 to 1999, in addition to serving as President of the Alaskan Television Network from 1995 to 1999. Mr. Elton studied Advertising and Marketing Communications at Brigham Young University. Mr. Elton’s executive and management experience qualifies him to serve as a member of our board of directors.

Composition of our Board of Directors

The Company’s Board of Directors consisted of three members: Ken Berenger Thomas Malley (Director), and Byron Elton (Director). In accordance with our Bylaws, each director serves until their successor is elected and qualified. The board has the sole authority to fill vacancies resulting from an increase in board size or the resignation, removal, or death of a director.

In evaluating director’s qualifications, the board considers each individual’s background, expertise, and how their experience supports the board’s oversight responsibilities. We believe our directors bring a balanced mix of skills and knowledge aligned with the Company’s operational and strategic needs.

Communications with the Board

Stockholders or other interested persons may send written communications to the members of our board of directors, addressed to Board of Directors, c/o 600 Cleveland St., Ste 383, Clearwater, FL 33755. All communications received in this manner will be delivered to one or more members of our board of directors.

Executive Compensation

The following table summarizes the compensation paid by WODI to its Chief Executive Officer, and Chief Financial Officer, for the fiscal years ended December 31, 2025, and 2024. These individuals are collectively referred to as our “named executive officers.”  During the year ended December 31, 2025 there were 3,722,600 of Restricted Stock Grants to executives, directors and consultants.  There were also 148,000 shares for service.  No Option Awards, Non-Equity Incentive Plan Compensation or Non-Qualified Deferred Compensation on Earnings were granted during the year.

Name and Principal Position	Year	Salary	Bonus	Total Comp
Ken Berenger	2025	420,000		420,000
CEO and Co Chairman of the Board,	2024	0		0

Riggs Eckelberry	2025	0		0
Former CEO and Co Chairman of the Board,	2024	420,000		420,000

Cory Mertes	2025	15,000		15,000
Chief Financial Officer	2024	0		0

Prasad Tare	2025	165,000		165,000
Former Chief Financial Officer	2024	180,000		180,000

In December of 2025, Prasad left the organization and Cory Mertes was named CFO.

Ken Berenger replaced Riggs Eckelberry in 2025 as the CEO of WODI but retained his Board position

Outstanding Equity Awards at 2025 Fiscal Year-End

As of December 31, 2025, there was an aggregate of 11,318,267 shares of restricted equity awards outstanding.

Employment Agreements

WODI currently has an employment agreement with Cory Mertes, as CFO. No other employment agreements are noted with other executive officers.

Employee Benefit Plans

WODI has an Equity Incentive Plan but no other company benefits.

Compensation of Directors

Currently, WODI does not provide monetary compensation to its directors for their service on the board of directors. As of December 31, 2025, the directors have been granted an aggregate of 4,967,538 restricted stock awards. In the future, the Company may consider adopting a non-employee director compensation program, which could include an annual cash retainer, meeting fees, and/or additional equity-based awards.

Key Man Insurance

We do not maintain key man life insurance policies on any of our officers or directors.

ITEM 4: SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth information regarding the beneficial ownership of WODI Common Stock as of December 31, 2025, on a fully diluted basis. It includes (i) each person known by WODI to beneficially own more than 5% of WODI Common Stock and (ii) each of WODI’s current executive officers and directors.

	Shares Beneficially Owned		Percentage of Shares Beneficially Owned(2)
Name of Beneficial Owner
Directors and Named Executive Officers (1):
T. Riggs Eckelberry	2,600,000	(3)	4.387%
Kenneth Berenger	2,150,000	(3)	3.628%
Jean-Louis Kindler	108,769	(3)	0.184%
Byron Elton	108,769	(3)	0.184%
5% Holders
OriginClear, Inc.	12,171,067		20.54%

(1)	The address for each of the officers and directors is 600 Cleveland St., Ste 383, Clearwater FL 33755
(2)	Based upon 59,261,472 shares on a fully diluted basis (including stock grants and warrants)
(3)	Includes current holdings plus shares to be issued upon vesting of restricted stock grants.

Item 5. Interest of Management and Others in Certain Transactions

Related-Party Transactions

During the fiscal year ended December 31, 2025, the Company engaged in transactions with OCLN, its majority shareholder, in the ordinary course of business. These transactions included operational support services, executive staffing, and administrative functions provided by OriginClear, Inc. All such related party arrangements were conducted within the scope of common control.

Indemnification Agreements

Our Bylaws provide for the indemnification of our directors and officers to the fullest extent permitted by law, subject to certain limitations. Additionally, our Amended Certificate of Formation limits the personal liability of directors for monetary damages resulting from breaches of fiduciary duty.

As of the date of this filing, there is no pending litigation involving any of our directors or officers for which indemnification is being sought, nor are we aware of any such potential claims.

Policies and Procedures for Related-Person Transactions

Our board of directors recognizes that transactions involving related people present an increased risk of conflicts of interest or improper valuation, or the perception thereof. The board has adopted a written policy governing related-person transactions, consistent with the standards applicable to issuers with publicly held common stock listed on a national exchange.

Under this policy, any related-person transaction, including any material amendment or modification, must be reviewed and approved or ratified by a committee of the board composed entirely of independent and disinterested directors, or by the disinterested members of the full board. Employment relationships or transactions involving an executive officer, along with any related compensation, must be recommended by the Compensation Committee and approved by the board of directors.

The policy further requires the board or relevant committee to consider whether approval of a transaction involving a non-employee director or nominee would affect that individual’s status as an “independent,” “outside,” or “non-employee” director under applicable SEC, OTC Markets, or Internal Revenue Code rules and regulations.

Item 6. Financial Statements

WATER ON DEMAND INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Water on Demand, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Water on Demand, Inc. (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company suffered loss from operations and used cash in operations, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

As discussed in Note 2 and 7 to the consolidated financial statements, the Company recognizes revenue from contracts with customers in accordance with ASC 606. A significant portion of revenue is derived from equipment contracts with multiple performance obligations, including design, fabrication, and installation services. Revenue is recognized over time as performance obligations are satisfied, based on progress towards completion.

As discussed in the footnotes to the consolidated financial statements, the Company recognizes revenue on construction projects in which the performance obligation is satisfied over time.

Auditing management’s evaluation of cost to complete v/s cost incurred on long term contracts involves significant judgment.

/s/ M&K CPAS, PLLC www.mkacpas.com

We have served as the Company’s auditor since 2022.

The Woodlands, Texas

September 23, 2026

WATER ON DEMAND, INC.

CONSOLIDATED BALANCE SHEETS

(Audited)

	December 31, 2025	December 31, 2024
ASSETS
Current Assets:
Cash and cash equivalents	$651,233	$206,886
Contracts receivable, net	3,899,003	2,404,544
Contract assets	415,648	1,071,665
Assets of discontinued operations (Note 9)	29,998	452,656
Total Current Assets	4,995,882	4,135,751

Property and equipment, net (Note 11)	67,558	53,393
Other Assets
Security deposit	18,000	19,051
Operating lease right of use asset (Note 3)	479,261	580,393
Total Other Assets	497,261	599,444
TOTAL ASSETS	$5,560,701	$4,788,588
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Accounts payable	$1,226,098	$1,246,319
Accrued expenses (Note 12)	333,551	3,319,058
Contract liabilities	4,932,574	3,468,227
Operating lease liabilities (Note 3)	22,543	96,113
Warranty reserve	50,000	50,000
Loans payable (Note 13)	450,000	-
Tax liability 83(b)	13,600	13,600
Due to related party (Note 14)	131,471	706,736
Convertible secured promissory notes (Note 6)	-	21,363,639
Liabilities discontinued operations (Note 9)	434,908	1,111,805
TOTAL CURRENT LIABILITIES	7,594,745	31,375,497
Long-Term Liabilities
Operating lease liabilities, net of current (Note 3)	478,580	501,123
TOTAL LONG-TERM LIABILITIES	478,580	501,123
TOTAL LIABILITIES	8,073,325	31,876,620
SHAREHOLDERS’ DEFICIT
Preferred stock (issued and outstanding at December 31, 2025 and December 31, 2024 of 14,689,282 and 0 respectively)	1,469	-
Common stock (issued and outstanding at December 31, 2025 and December 31, 2024 of 22,776,402 and 14,671,151 respectively)	2,278	1,467
Additional paid-in capital	37,498,296	3,048,881
Accumulated deficit	(40,014,667)	(30,138,380)
TOTAL SHAREHOLDERS’ DEFICIT	(2,512,624)	(27,088,032)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$5,560,701	$4,788,588

The accompanying notes are an integral part of these consolidated financial statements

WATER ON DEMAND, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Audited)

	Twelve Months Ended
	December 31, 2025	December 31, 2024
Revenue	$6,816,843	$4,398,258
Cost of revenue	5,194,613	2,877,128
Gross profit	1,622,230	1,521,130

Operating expenses
Selling and marketing	1,071,287	225,801
General and administrative	1,548,772	1,471,102
Total Operating expenses	2,620,059	1,696,903

Loss from Operations	(997,829)	(175,773)
Other Income (Expense)
Impairment of receivable - SPAC	-	(2,350,366)
Loss on subsidiary closure	(513,347)	-
Debt conversion adjustment - note purchase agreements	-	(1,866,849)
Loss on issuance of OZ membership units	(2,978,382)	-
Loss on conversion of debt	(3,654,716)	-
Loss on sale of asset	-	(168)
Loss on impairment of receivable	(1,372,729)	(2,871,410)
Other Income (Expense)	(141,834)	355,975
Interest and dividend expense	(680,980)	(2,210,394)
TOTAL OTHER INCOME (EXPENSE)	(9,341,988)	(8,943,212)

Net (loss) income from continued operations	(10,339,817)	(9,118,985)
Net income (loss) from discontinued operations	463,530	(929,987)
Net income (loss)	$(9,876,287)	$(10,048,972)
Basic (loss) per share from continuing operations	$(0.50)	$(0.67)
Basic income (loss) per share from discontinued operations	$0.02	$(0.07)
Diluted (loss) per share from continuing operations	$(0.50)	$(0.67)
Diluted income (loss) per share from discontinued operations	$0.02	$(0.07)
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING, BASIC AND DILUTED (in shares)	20,564,334	13,559,078

The accompanying notes are an integral part of these consolidated financial statements

WATER ON DEMAND INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

(Audited)

	TWELVE MONTHS ENDED DECEMBER 31, 2024
	Preferred stock		Common Stock		Additional Paid-in-	Accumulated
	Shares	Amount $	Shares	Amount $	Capital $	Deficit $	Total $
Balance at December 31, 2023	-	$-	13,399,217	$1,340	$985,278	($20,089,408)	($19,102,790)
Common stock issued through a Reg D to investors for cash	-	-	1,271,934	127	1,262,373	-	1,262,500
Issuance of warrants for cash	-	-	-	-	801,230	-	801,230
Net Loss	-	-	-	-	-	(10,048,972)	(10,048,972)
Balance at December 31, 2024	-	$-	14,671,151	$1,467	$3,048,881	($30,138,380)	($27,088,032)

	TWELVE MONTHS ENDED DECEMBER 31, 2025
	Preferred stock		Common Stock		Additional Paid-in-	Accumulated
	Shares	Amount $	Shares	Amount $	Capital $	Deficit $	Total $
Balance at December 31, 2024	-	$-	14,671,151	$1,467	$3,048,881	($30,138,380)	($27,088,032)
Series C Shares Issued	1,000	-	-		-	-	-
Shares issued for services	-	-	148,000	15	369,788	-	369,803
Shares issued for Regulation A for Cash	-	-	11,300	1	28,249	-	28,250
Shares issued for Series A (incl Common Stock Redemptions)	14,688,282	1,469	(701,756)	(70)	2,348,726	-	2,350,125
Shares issued for in exchange of OCLN common stock	-	-	136,364	14	224,987	-	225,001
Shares issued for WODI note conversions	-	-	8,511,343	851	14,042,865	-	14,043,716
WODI OZ Sponsor Investment note conversions	-	-	-	-	5,424,809	-	5,424,809
WODI OZ Fund Sponsor Class B PPM for cash	-	-	-	-	565,704	-	565,704
Captal contribution from Parent Company	-	-	-	-	11,444,287	-	11,444,287
Net Loss	-	-	-	-	-	(9,876,287)	(9,876,287)
Balance at December 31, 2025	14,689,282	$1,469	22,776,402	$2,278	$37,498,296	($40,014,667)	($2,512,624)

The accompanying notes are an integral part of these consolidated financial statements

WATER ON DEMAND INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Audited)

	Year Ended
	2025	2024
Cash Flows from Operating Activities:
Net income (loss) from continued operations	$(10,339,817)	$(9,118,985)
Net income (loss) from discontinued operations	463,530	(929,987)
Adjustments to reconcile net income to net cash
Depreciation and amortization	21,205	55,113
Shares issued for services	369,803	-
Loss on Subsidiary Closure	513,347
Impairment of SPAC common stock	-	400,000
Impairment of receivable from SPAC	-	2,350,366
Loss on conversion and settlement of notes	-	1,866,849
Loss on impairment of receivable	1,372,729	2,871,410
Loss on conversion of debt	3,654,716	-
Loss on issuance of OZ membership units	2,978,382	-
Changes in operating assets and liabilities:
Contracts receivable	(1,494,459)	(993,912)
Contract assets	656,017	(790,978)
Right-of-use assets	101,132	46,681
Discontinued operations	(767,586)	(179,369)
Loan receivable, related party	-	(2,976,545)
Customer deposit	-	(143,503)
Warranty reserve	-	30,000
Security deposits	1,051	(19,051)
Accounts payable	(20,221)	177,502
Lease liability	(96,113)	(29,838)
Accrued interest on convertible promissory notes	-	1,973,308
Accrued expenses and other current liabilities	633,297	444,433
Change in intercompany balances	(2,385,018)	(157,792)
Contract liabilities	1,464,347	2,765,431
Net cash used in operating activities	(2,873,658)	(2,358,867)

Cash Flows from Investing Activities:
Purchase of SPAC notes payable	-	(2,350,366)
Purchases of property and equipment	(35,370)	-
Net cash used in investing activities	(35,370)	(2,350,366)

Cash Flows from Financing Activities:
Payments on line of credit	-	(178,808)
Payments on merchant cash advances	-	(110,695)
Proceeds from convertible secured promissory notes	-	2,767,701
Proceeds from the issuance of common stock (Regulation A and Series A)	1,528,375	-
Proceeds from issuance of OZ membership units	270,000	-
Proceeds from OZ Notes	1,505,000	-
Proceeds from issuance of warrants	50,000	801,230
Common stock issued for Reg D cash	-	1,262,500
Net cash provided by financing activities	3,353,375	4,541,928

Net change in Cash
Net increase (decrease) in cash and cash equivalents	444,347	(167,305)
Cash and cash equivalents, beginning of period	206,886	374,191
Cash and cash equivalents, end of period	$651,233	$206,886

Supplemental Disclosures of Cash Flow Information
Cash paid for interest and dividends	$57,422	$85,120

SUPPLEMENTAL DISCLOSURES OF NON CASH TRANSACTIONS
Conversion of Notes Payable to Common Stock	$14,043,716	$-
Conversion of OZ Fund Sponsor Notes to Membership Units	$3,724,054	$-
Common Stock issued on OCLN stock redemption	$225,001	$-
OCLN common stock redemption as added debt	$1,042,666	-
Conversion of WODI common stock to Series A.	$800,000	$-
Note payable assumed from parent company, offset to intercompany	$450,000	$-
Capital Contributions from Parent Company	$11,444,287	$-
Adoption of ASC 842	$-	$627,074

The accompanying notes are an integral part of these consolidated financial statements

WATER ON DEMAND, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

(Audited)

1.	Organization and line of business

Organization

WODI was incorporated in Texas on April 22, 2022, as a subsidiary of OriginClear, Inc and comprises of two operating units: PWT, and WOD.  PWT provides custom-engineered water systems, and WOD is a development-stage business implementing the DBOO model. The Company collaborates with regional water service providers to finance, build, and operate water treatment systems.  The Parent Company continues to provide management support and services to the operating units while initiating acquisition discussions to enhance enterprise value. WODI had a third operating unit, MWS, which was discontinued in 2025 and is now noted in the financial statements under discontinued operations.

Basis of presentation

The accompanying consolidated financial statements of WODI have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of WODI and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

WODI is a subsidiary of OCLN. These financial statements reflect only the financial position, results of operations, and cash flows of WODI and its subsidiaries. All expenses presented are incurred by WODI or its subsidiaries.

For additional context regarding the consolidated operations of the Parent Company, refer to OCLN’s FORM 10-K for the year ended December 31, 2025.

Line of business

With the support of its Parent Company, WODI is developing WOD, an outsourced water treatment business offering private businesses the ability to pay for water treatment and purification services on a per-gallon basis. This approach, known as DBOO, involves collaborating with regional water service companies to finance, build, and operate water treatment systems.

Currently, WODI operates as a combined entity with two divisions: PWT, and WOD, the latter of which is a development-stage business. The Parent Company continues to support WOD and PWT initiatives by providing management services.

Going concern

The accompanying financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and liabilities and commitments in the normal course of business. The accompanying financial statements do not reflect any adjustments that might result if WODI is unable to continue as a going concern. These factors, among others, raise substantial doubt about WODI’s ability to continue as a going concern. Our independent auditors, in their report on the Company’s audited financial statements for the years ended December 31, 2025, and 2024 expressed substantial doubt about our ability to continue as a going concern.

The ability of WODI to continue as a going concern and appropriateness of using the going concern basis is dependent upon, among other things, achieving a level of profitable operations and receiving additional cash infusions. During the periods ended December 31, 2025, and 2024, WODI obtained funds from the issuance of convertible note agreements and shareholder investments. Management believes this funding will continue from its’ current investors and from new investors. Management believes the existing shareholders and prospective new investors will provide the additional cash needed to meet WODI’s obligations as they become due and will allow the development of its core business operations. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to WODI. Even if WODI is able to obtain additional financing, it may contain restrictions on our operations, in the case of debt financing or cause substantial dilution for our stockholders, in case of equity financing.

2.	Summary of significant accounting policies

This summary of significant accounting policies is presented to assist in understanding WODI’s financial statements. The financial statements and accompanying notes are the responsibility of WODI’s management, which is responsible for their integrity and objectivity. These accounting policies conform to GAAP and have been consistently applied in the preparation of the financial statements.

Principles of consolidation

The consolidated financial statements include the accounts of WODI and its wholly owned subsidiaries.  All appropriate intercompany transactions have been eliminated in consolidation.

WODI is a subsidiary of OCLN and is included in the consolidated financial statements of OCLN. These financial statements reflect only the consolidated operations of WODI and its subsidiaries for the years ended December 31, 2025 and 2024, and have been prepared in accordance with Accounting Standards Codification (ASC) 810, Consolidation.

Cash and cash equivalents

WODI considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Concentration risk

Cash balances may, at times, exceed Federal Deposit Insurance Corporation (FDIC) limits. As of December 31, 2025, the Company held most of its cash balance of $651,233 in one bank, exceeding the FDIC-insured limit of $250,000 per insured bank. Accordingly, approximately $401,233 of the balance was uninsured. The Company has not experienced any losses on uninsured cash balances and considers the credit risk to be minimal.

Use of estimates

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Significant estimates include impairment and valuation of long-lived assets, revenue recognition on percentage-of-completion contracts, allowances for uncollectible accounts, warranty reserves, non-cash stock issuances, and valuation allowances on deferred tax assets. These estimates are based on historical data and reasonable assumptions. Actual results may differ under different conditions.

Net earnings (loss) per share

Basic loss per share is calculated by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is calculated similarly but includes the effect of potentially dilutive securities, such as stock options, warrants, and convertible instruments, if their inclusion would be dilutive.

For the year ending December 31, 2025 and 2024, fully diluted earnings per share were the same as basic due to the Company’s net loss and the unlikely event of warrants and other anti-dilutive securities would be exercised.

Advertising costs

Advertising and promotional expenses are recognized as incurred. Advertising costs for the years ended December 31, 2025, and 2024, were $1,071,287 and $225,801, respectively.

Revenue recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Under ASC 606, the Company applies a five-step model: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; and (v) recognize revenue when, or as, each performance obligation is satisfied.

Revenue is measured as the consideration the Company expects to be entitled to in exchange for transferring goods or services to the customer.

The Company's principal source of revenue is the design, engineering, fabrication, and installation of custom water treatment systems under equipment contracts. The Company evaluates each contract to identify its distinct performance obligations and, when a contract contains more than one, allocates the transaction price to each performance obligation based on its relative standalone selling price.

Because the Company's custom-engineered systems are built to customer specifications and have no alternative use to the Company, and the Company has an enforceable right to payment for performance completed to date, revenue on equipment contracts is recognized over time. The Company measures progress toward completion using an input method based on costs incurred to date relative to total estimated contract costs (the cost-to-cost method). Contract costs include direct materials, direct labor, and project-specific costs, including project management and supervisory labor. Unallocable indirect costs and general and administrative expenses are charged to operations as incurred and are not allocated to contracts.

Estimates of total contract costs and progress toward completion are reviewed and updated as work progresses, and the effect of any change in estimate is recognized in the period in which the facts giving rise to the revision become known. Such revisions may result from changes in job performance, job conditions, estimated profitability, contract penalty provisions, or final contract settlements. When the Company determines that the estimated total costs of a contract will exceed total contract revenue, the entire estimated loss is recognized in the period in which it becomes known.

Revenue from the sale of standard components and from services not accounted for as part of an equipment contract is recognized at the point in time at which control transfers to the customer — generally upon shipment or delivery for component sales and upon performance for service sales.

Contract assets represent revenue recognized in excess of amounts billed and include unbilled amounts and retention collectible upon completion of the contract. Contract liabilities represent amounts billed, or payments received, in excess of revenue recognized. Contract assets and contract liabilities are classified as current, as they are expected to be settled within the Company's normal operating cycle. The Company bills customers progressively based on milestones or stages of completion in accordance with the terms of each contract.

Contract receivables

The Company bills customers progressively based on milestones or stages of completion in accordance with the terms of its contracts. Credit is extended to customers following a financial evaluation, and collateral is not typically required.

The Company evaluates contract receivables monthly and maintains an allowance for doubtful accounts based on a combination of factors, including the age of receivables, customer creditworthiness, historical collection experience, and specific collection risks. An allowance is recorded when management determines that collection of the full amount is unlikely.

As of December 31, 2025 and 2024, the allowance for doubtful accounts was $0 and $0, respectively. The net contract receivable balance was $3,899,003 as of December 31, 2025, and $2,404,544 as of December 31, 2024.

Segment reporting

WODI has identified its operating units based on the internal organizational structure used by the Chief Operating Decision Maker (CODM) to allocate resources and assess performance. The Company operates through two internal divisions: PWT, which delivers custom-engineered solutions for industrial and municipal clients; and WOD, a development-stage division focused on providing decentralized water treatment services under a DBOO model.

Although these divisions have distinct operational focuses, they share similar economic characteristics, products, services, and customer bases. The CODM, who is the Company’s Chief Executive Officer, reviews financial information on a consolidated basis when making operating decisions. Accordingly, WODI has determined that it operates as a single reportable segment in accordance with ASC 280, Segment Reporting

Recently issued accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280); which enhances annual and interim segment disclosures. The Company adopted ASU 2023-07 for the year ended December 31, 2025. The Company has disclosed the title and role of the CODM, the nature of financial information reviewed by the CODM, and the basis for aggregating operating segments into a single reporting segment.

Reclassification

Certain prior period amounts have been reclassified to conform to the current period presentation due to the removal of discontinued operations. These reclassifications ensure consistency and comparability across periods. Importantly, these adjustments had no material effect on the previously reported financial position, results of operations, or cash flows.  This update aligns with the changes in financial statement presentation resulting from exclusion from discontinued operations in the current year’s reporting.

3.	Leases

The Company leases a production facility at 5225 W Houston Sherman, Texas, under a non-cancelable operating lease classified in accordance with ASC 842, Leases. The lease commenced on July 1, 2024, with a 61-month term. Under a Triple Net (NNN) arrangement, the Company is responsible for property taxes, insurance and maintenance costs.

Right-of-Use (ROU) Asset and Lease Liability

At lease commencement, the Company recorded a ROU asset and corresponding lease liability, both measured at the present value of lease payments over the lease term, discounted at an incremental borrowing rate of 11.84%.

The ROU asset is amortized on a straight-line basis over the lease term, while the lease liability is reduced using the effective interest method, with each lease payment allocated between interest expense and principal reduction.

Lease balances as of December 31, 2025

The components of lease-related assets and liabilities as of December 31, 2025:

Description	Amount
Right of Use Asset, net	$479,261

Lease liability - current portion	22,543
Lease liability - non-current portion	478,580
Total lease liability	$501,123

Lease Expense

For the year ended December 31, 2025, the Company recognized lease-related expenses in COGS, as the leased facility is directly related to production:

•Amortization of ROU Asset $101,132

•Interest expense on Lease Liability $65,678

Future Minimum Lease Payments

Future minimum lease payments as of December 31, 2025, are as follows:

Period	Amount
2026	$166,602
2027	171,465
2028	176,666
2029 and thereafter	104,867
Total Lease Payments	619,600
Less: Present Value Discount	(118,477)
Total Lease Liability	$501,123

Other Lease Disclosures

The Company has no significant options to extend or terminate the lease beyond its contractual terms. The lease agreement does not include any purchase options or residual value guarantees.

4.	Equity

Common and Preferred Stock

Prior to the September 23, 2023 business combination involving Water On Demand, Inc. and Progressive Water Treatment, Inc. (“PWT”), Water On Demand had outstanding shares of Series A and Series B Preferred Stock. In connection with the business combination and related restructuring transactions completed on September 23, 2023, such preferred shares were converted, cancelled, or exchanged for common stock.

Following the business combination, the surviving entity operated as Water On Demand, Inc. On January 13, 2025, the Company adopted a Second Amended and Restated Certificate of Formation, which authorized an aggregate of 500,000,000 shares of capital stock, consisting of 400,000,000 shares of common stock, par value $0.0001 per share, and 100,000,000 shares of preferred stock, par value $0.0001 per share.

The preferred stock authorized under the Second Amended and Restated Certificate of Formation included 10,000,000 shares designated as Series A Preferred Stock, 1,000,000 shares designated as Series B Preferred Stock, 1,000 shares designated as Series C Super Voting Preferred Stock, and 1,000,000 shares designated as Series D Preferred Stock.

The rights and preferences of the Series A Preferred Stock include dividend, liquidation preference, voting, conversion, anti-dilution, and protective provisions as set forth in the Company’s governing documents. The Series B Preferred Stock includes certain profit participation, conversion, and protective rights. The Series C Super Voting Preferred Stock is non-convertible, does not participate in dividends or liquidation proceeds, and carries super-voting rights sufficient for majority voting power of the Company’s issued and outstanding common stock and preferred stock, as set forth in the Company’s governing documents. The rights and preferences of the Series D Preferred Stock are to be set forth in the applicable Certificate of Designation.

On May 7, 2025, the Company filed a Certificate of Amendment increasing the authorized shares of Series A Preferred Stock from 10,000,000 shares to 30,000,000 shares.

As of December 31, 2025, the company has outstanding common stock of 22,776,402 shares with a par value of $0.0001 per share.

Equity Transactions

Reg A Investments - On May 30, 2025, the SEC qualified an updated Regulation A offering statement for WODI. Through December 31, 2025, WODI accepted aggregate investments of approximately $28,250 and issued 11,300 shares of common stock and 22,600 of WODI Warrants.

Series A Investments – During the year ended December 31, 2025, the Company issued 14,688,282 shares of Series A Preferred Stock at 16 cents per share.  Investors also received 14,988,282 warrants.  The transaction also included the issuance of warrants for $50,000 cash which was applied to the Series A investment, and 701,756 of Common Stock (valued at $800,000) which was converted to Series A.   Cash received for Series A was $1,500,125.

Warrants Issued for Cash - During the years ended December 31, 2024, there was $801,230 for the issuance of warrants for cash.

Shares Issued for Services – During the year ended December 31, 2025, the company issued 148,000 shares for services to key employees and consultants of the company for a value of $369,803.  These were valued at approximately $2.50 per share, the offering price of the Company’s Regulation A offering.

WODI Shares Issued from OriginClear Conversions – During the Year Ended December 31, 2025, 136,364 WODI Shares were issued as investors converted their Preferred Origin Clear shares to WODI Equity.  The value of these shares was $225,001.

Reg D Investments – During the Year Ended December 31, 2024, the Company issued 1,271,934 shares through a Reg D offering with cash proceeds of $1,262,500.  No shares were issued during the Year ended December 31, 2025 for the Reg D.

Issuance of WODI Membership Units from Conversion of Notes Payable - During the twelve months ended December 31, 2025, WOD Sponsor LLC issued unsecured convertible notes of $3,529,589. These notes bear 15% interest and mature within one year.  As of December 31, 2025, all these notes and the accrued interest of $194,465 were converted into 136 Class B Membership Units of WOD Sponsor LLC.  The shareholders also received 4,205,117 WODI Warrants and the Company incurred a loss of $1,700,755 on the conversion.  Included in the transaction were $1,042,666 of Origin Clear redemptions (included in the intercompany balance) and $981,923 of selling credits which were expensed separately and not included in the loss on conversion.  Cash proceeds from the issuance of these membership units were $1,505,000.

Issuance of WODI Membership Units from PPM – During the year ended December 31, 2025, WOD sponsor LLC issued 8 membership units.  The shareholders also received 334,285 WODI warrants and the Company incurred a loss of $295,704.  Cash proceeds from the issuance of these membership units were $270,000.

Capital Contribution from Parent Company – During the year ended December 31, 2025, OriginClear (the parent company of WODI) made a Capital Contribution of $11,444,287 in lieu of a payable that WODI had to OriginClear.  The result was a $0 intercompany balance between the two companies.

5.	Restricted stock grants and warrants

Restricted Stock to WODI Board, Employees and Consultants

WODI entered into Restricted Stock Grant Agreements (WODI RSGAs) with Board members, employees, and consultants to incentivize management, improve WODI’s economic performance, and enhance its overall value. The WODI RSGAs allow for the issuance of up to 15,550,000 shares of WODI common stock, contingent upon the achievement of specific milestones and vesting requirements.

Under the WODI RSGAs, restricted shares may become fully vested and no longer subject to forfeiture upon achieving defined milestones. If WODI shares are uplisted to a national securities exchange, 25% of the restricted shares will vest upon uplisting, with an additional 6.25% vesting every three months thereafter. Vesting is subject to trading volume limitations, calculated as the greater of 1% of the outstanding common stock as reported in WODI’s most recent SEC filing or the average weekly trading volume on a national securities exchange over the preceding four calendar weeks. If WODI shares are delisted and quoted on an over-the-counter market, similar trading volume limitations will apply.

If WODI does not achieve a national exchange listing within three years of the RSGAs’ effective date, vesting will occur at 25% on the three-year anniversary of the effective date, with an additional 6.25% vesting every three months thereafter.

During the year ended December 31, 2024, the Company issued 7,595,667 in restricted stock grants.  During the year ended December 31, 2025, an additional 3,722,600 stock grants for a total of 11,318,267 at December 31, 2025.  No restricted shares vested, and no costs associated with the milestones were recognized, as the achievement of milestones and vesting criteria was not deemed probable.

Warrants

As of December 31, 2025, the Company had 26,517,395 warrants outstanding related to various financing and equity-related activities compared to 5,077,480 warrants outstanding on December 31, 2024. During the current year 20,921 warrants were exercised and none were terminated.  The table below notes the number of warrants and the related expiration year.

			Expiration Year
	Price	Total	2026	2027	2028	2030	2031
BALANCE AT DECEMBER 31, 2024
EPA Warrants for Cash	$1.195	2,514,648	1,087,869	1,426,779	-	-	-
Warrant Financing 5%	$2.390	156,907	-	156,907	-	-	-
Cashless Warrants	$0.000	2,405,925	-	2,405,925	-	-	-
		5,077,480	1,087,869	3,989,611	-	-	-

TRANSACTIONS DURING 2025
Warrants issued to Series A Holders	$2.500	14,988,282	-	-	-	14,988,282	-
Cashless Warrants	$0.000	1,910,552	-	-	787,868	-	1,122,684
Warrants issued in conjunction with Preferred Class B Note Conversion	$0.000	4,205,117	-	-	-	4,205,117	-
Warrants issued in conjunction with Class B PPM	$0.000	334,285	-	-	-	334,285	-
Warrant Financing 5%, Redeemed	$2.390	(20,921)	-	(20,921)	-	-	-
Warrants issued to Reg A holders.	$2.500	22,600	-	-	-	22,600	-
		21,439,915	-	(20,921)	787,868	19,550,284	1,122,684

BALANCE AT DECEMBER 31, 2025
Warrants issued to Series A Holders	$2.500	14,988,282	-	-	-	14,988,282	-
EPA Warrants for Cash	$1.195	2,514,648	1,087,869	1,426,779	-	-	-
Warrant Financing 5%	$2.390	135,986	-	135,986	-	-	-
Cashless Warrants	$0.000	4,316,477	-	2,405,925	787,868	-	1,122,684
Warrants issued in conjunction with Preferred Class B Note Conversion	$0.000	4,205,117	-	-	-	4,205,117	-
Warrants issued in conjunction with Class B PPM	$0.000	334,285	-	-	-	334,285	-
Warrants issued to Reg A holders.	$2.500	22,600	-	-	-	22,600	-
		26,517,395	1,087,869	3,968,690	787,868	19,550,284	1,122,684

6.	Conversion of Promissory Note Payable

During the period between January 1, 2022, and December 31, 2024, WODI issued $21,363,639 of secured convertible promissory notes.  These notes were issued in connection with prior financing agreements and included embedded derivative features. As of December 31, 2025, WODI redeemed and retired all $21,363,639 of these secured convertible notes and $3,424,338 in accrued interest through a structured exchange and issued 8,511,343 shares of WODI common stock.  This transaction was accounted for as debt extinguishments under ASC 470 and ASC 815 and the company recognized a loss of $3,654,716 as well as a $14,398,977 payable to OriginClear.  The payable, after other payments WODI made to OriginClear for expenses of $2,954,690, was recorded as an $11,444,287 Capital Contribution at December 31, 2025.  As of December 31, 2025, WODI had no remaining secured convertible promissory notes outstanding or related derivative liabilities.

During the year ended December 31,2025, the company had a note payable of $3,529,589 plus accrued interest of $194,465 for a total of $3,724,054.  The note bore interest of 15% per year with a one-year maturity. This note was converted into 136 Class B Membership Units of WOD Sponsor LLC.  As part of this transaction, 4,205,117 WODI warrants were issued to those noteholders, and the company recorded a loss of $1,700,755.

7.	Revenue from contracts with customers

Equipment Contracts

Revenue from equipment contracts is recognized over time as performance obligations are satisfied, in accordance with ASC 606. The Company recognizes revenue and associated profit as control of goods and services is transferred to the customer. Indirect costs and general and administrative expenses are charged to operations as incurred. When a loss on a contract is anticipated, it is recognized immediately in the period the loss becomes known.

For the years ended December 31, 2025 and 2024, total revenue from continuing operations contracts with customers was $6,816,843 and $4,398,258, respectively. The increase in revenue from 2024 to 2025 reflects an increase in contract volume and higher new projects initiated during the period.

Contract assets represent revenue recognized on contracts in excess of amounts billed, while contract liabilities represent billings in excess of revenue recognized. These balances are classified as current assets and current liabilities, respectively, as they are expected to be settled within the normal operating cycle.

As of December 31, 2025, contract assets totaled $415,648 and contract liabilities totaled $4,932,574. As of December 31, 2024, contract assets were $1,071,665 and contract liabilities were $3,468,227.

The following table disaggregates revenue recognized from contracts with customers by major product line for the years ending December 31:

Twelve months ended December 31	2025	2024
Equipment Contracts	$6,608,836	$3,045,145
Pump Stations	70,123	-
Component Sales	125	1,253,883
Services Sales	137,759	99,230
	$6,816,843	$4,398,258

8.	Warranty and Litigation

Warranty Reserve

PWT projects are generally warranted against defects in materials and workmanship for one year from the date of completion, with certain construction areas and materials having extended guarantees. Based on historical experience, known risks related to critical components, and management’s assessment, the Company recorded a warranty reserve of $50,000 as of December 31, 2025. This reserve reflects potential liabilities related to high-value components (pumps, RO membranes, and EDI modules). Management believes this reserve is adequate to cover probable warranty claims.

Litigation - As of December 31, 2025, the Company was not party to any material pending legal proceedings.

9. Discontinued Operations

In the second quarter of 2025, the Company finalized its plan to wind down its Modular Water Systems ("MWS") business unit following the resignation of MWS's lead executive and a strategic review of operations. Management concluded that MWS no longer aligned with the Company's long-term objectives and ceased all activity during the quarter. The business met the criteria for discontinued operations under ASC 205-20, and all prior period financial information has been recast to present MWS as a discontinued operation.

At the time of the wind-down, MWS owed $513,347 to Progressive Water Treatment ("PWT"), another business unit of the Company, for goods and services previously provided between the two units. In connection with the wind-down, that payable was written off. The write-off was solely between business units of the Company and involved no third party and no shareholder, and it did not change the Company's consolidated assets, liabilities or net loss.

Because MWS is presented as a discontinued operation and PWT is presented within continuing operations, the write-off is not eliminated in the presentation of the two components. It is instead reported as a gain of $513,347 within income from discontinued operations and an offsetting loss of $513,347 within continuing operations, shown as a loss on subsidiary closure. The two amounts offset in full, and the net effect on consolidated net loss for the year ended December 31, 2025 was zero.

The wind-down was completed shortly after quarter-end, and no material costs are expected in future periods. The Company continues to resolve the remaining accounts payable balances of MWS, which remain recorded as liabilities of the Company as of December 31, 2025.

In the third quarter of 2025, the Company terminated the technology license agreement in connection with the settlement with MWS's former lead executive. There was no additional impact on the financial statements for the remainder of the year.

	Twelve Months Ended December 31,
	2025	2024
Revenue	$1,309,446	$1,133,854
Cost of revenue	1,258,806	1,665,870
Gross profit (loss)	50,640	(532,016)
Operating Expenses
Selling and marketing	42,759	107,804
General and administrative	57,698	290,167
Total Operating expenses	100,457	397,971
Loss from Discontinued Operations	(49,817)	(929,987)
Other income
Gain on write off of payables	513,347	-
Total Other Income	513,347	-
Net income (loss)	$463,530	$(929,987)

	December 31,	December 31,
	2025	2024
Current Assets
Cash and cash equivalents	$96	$179,369
Contract assets	-	174,415
Contracts receivable, net	29,902	98,872
Total assets of discontinued	$29,998	$452,656
Current Liabilities
Accounts payable	$434,908	$266,394
Contract liabilities	-	643,570
Accrued expenses	-	201,841
Total liabilities of discontinued	$434,908	$1,111,805

10.	Reporting Segments

WODI has determined that it operates as a single reporting segment in accordance with ASC 280, Segment Reporting. Although WODI is internally organized into two distinct operating divisions—PWT, and WOD—these operations are aggregated into one reportable segment due to their shared economic characteristics, similar products and services, overlapping customer base, and common regulatory environment.

The Chief Executive Officer of WODI serves as the CODM and regularly reviews consolidated financial performance across the operating units to assess performance and allocate resources. While the divisions serve different functions within the water treatment ecosystem—ranging from engineered and manufactured systems to “water-as-a-utility” offerings—the CODM evaluates financial results on a consolidated basis. As such, WODI reports its financial results as a single reporting segment.

No discrete financial information is regularly reviewed at the division level by the CODM beyond consolidated revenue, operating income, and key expense categories. Accordingly, segment-level disclosures have not been presented.  The Modular Water Segment has been reported as a discontinued operation in these financial statements.

11.	Property and Equipment

Property and equipment are recorded at cost. Gains or losses on disposals are recognized upon removal of the asset and its accumulated depreciation. Maintenance and repair costs are expensed as incurred, while additions and improvements are capitalized. Depreciation is calculated on a straight-line basis over the following estimated useful lives.  The depreciation expense was $21,205 and $55,113 for the years ended December 31, 2025, and 2024 respectively.

Estimated Life
Machinery and equipment	5-10 years
Furniture, fixtures and computer equipment	3-7 years
Computer software	3 years
Vehicles	3-6 years
Leasehold improvements	2-5 years or lease term

	December 31,	December 31,
	2025	2024
Asset Class
Furniture and fixtures	$396	$396
Leasehold improvements	85,348	85,348
Machinery and equipment	54,510	51,160
Vehicles	96,296	64,276
Software	5,487	5,487
Gross property and equipment	242,037	206,667
Less accumulated depreciation	(174,479)	(153,274)
Net property and equipment	$67,558	$53,393

12.	Accrued expenses

Accrued expenses consist of the following as of December 31,

	2025	2024
Accrued interest on notes	$-	$3,010,423
Payroll, vacation and benefits	116,597	260,474
Audit Fees	35,600	48,135
Royalties	177,122	-
Other	4,232	26
Total accrued expenses	$333,551	$3,319,058

13.	Loans payable

During 2025, the Company entered into a settlement arrangement with Tony Charles Lonstein, Trustee of the Lonstein Revocable Family Trust, to restructure a previously outstanding convertible secured promissory note from OriginClear. The settlement provides for the issuance of a new $450,000 secured promissory note, replacing the original agreements and contemplated equity issuances.

The note is secured by the assets of Water on Demand and provides for scheduled monthly payments until the obligation is satisfied. The note also provides that, in the event the Company completes the sale of its Progressive Water Treatment operating division to an outside buyer, any proceeds from that sale will be used to satisfy the outstanding balance.  The note bears interest at 12%, and the note is currently due on demand and making monthly principal payments.

14.	Related Party

Takeoff Services Inc

On September 9th, 2024, the Co-Founder and senior executive of WODI Kenneth A. Berenger became partners in a separate company called Takeoff Services Inc. (TSI). The purpose of TSI is to assist early-stage companies in their funding. This is not a function of the Company and there is no transfer of assets intended.  Benefits may accrue to the Company, in terms of helping Water on Demand in its fund raising activities.  by continuously improving the channels to identify investors, and the marketing of these securities.  As of December 31,2025, no operations for this business or any related activities have started

Parent Company Interaction.

WODI and its PWT division engage in routine intercompany activity with its parent company OCLN, including transfers of funds to support operational needs and shared expenses. These transactions are settled through intercompany balances and are non-interest-bearing.  During the year ended December 31, 2025, the Company had a Capital Contribution of $11,444,287 which resulted in an ending intercompany balance of $0 between the two companies.

During the year ended December 31, 2025, the Company had a loss due to the write off of an intercompany receivable of $1,372,729 from OCLN to PWT as part of the Deconsolidation as this balance was deemed not collectible.  However, the company maintained its subsidiary payable to OriginClear which had a balance of $706,736 at the end of 2024 and a remaining balance of $131,471 on December 31, 2025.

15.	Income taxes

The Company is subject to U.S. federal and state income taxes and files income tax returns in the U.S. federal jurisdiction and appropriate states.

For the year ended December 31, 2024 and prior years, the Company was included in the consolidated U.S. federal income tax return of OriginClear, Inc. (“OriginClear”), which owned more than 80% of the Company’s outstanding stock by vote and value, and exceeded the 80% threshold for inclusion in a consolidated return under Section 1504(a) of the Internal Revenue Code. Income taxes for those periods have been computed and presented in the financial statements of Origin Clear.

During the year ended December 31, 2025, OriginClear’s ownership of the Company fell below the 80% threshold. The Company accordingly ceased to be a member of the OriginClear consolidated group and will file a separate U.S. federal income tax return for the year ended December 31, 2025. There were no tax-related balances due to or from OriginClear for prior periods.

Net operating loss carryforwards generated during the periods in which the Company was a member of the OriginClear consolidated group are attributable to the consolidated group. Only the portion apportioned to the Company upon deconsolidation under Treasury Regulation Section 1.1502-21 is available to the Company on a separate-return basis.

The Company’s policy is to recognize interest accrued on unrecognized tax benefits in interest expense and penalties in operating expenses. During the years ended December 31, 2025 and 2024, the Company did not recognize any interest or penalties related to income tax positions.

No tax positions included in the balance at December 31, 2025 involve ultimate deductibility that is highly certain but uncertain as to timing. Because of deferred tax accounting, such uncertainties would not affect the annual effective tax rate but could accelerate cash payments to taxing authorities.

The Company continues to monitor potential changes in tax legislation and regulations that may affect future tax positions.

The Company’s income tax provision differs from the expected income tax determined by applying the U.S. federal and state income tax rate to pretax income for the years ended December 31, 2025.  No current or deferred provision was recorded due to the full valuation allowance.

December 31, 2025
Expected income tax benefit at statutory rates	$(2,074,020)
Non-deductible book expenses	1,681,730
Net operating loss	1,570,996
Change in valuation allowance	(1,189,966)
Income tax expense	$-

Deferred Taxes

Deferred taxes are accounted for using the liability method, where deferred tax assets are recognized for deductible differences and operating loss and tax credit carry-forwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences arise from differences between the reported amounts of assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for changes in tax laws and rates as of the date of enactment.

The components of net deferred tax liabilities as of December 31, 2025, are as follows:

December 31, 2025
Deferred tax assets:
Contract liabilities	$1,035,841
Operating lease liability	105,236
Accrued expenses	70,046
Warranty reserve	10,500
Accrued payroll tax on restricted stock	2,856
Net operating loss carryover	-

Deferred tax liabilities:
Contract assets	(87,286)
Operating lease right-of-use asset	(100,645)
Depreciation	(14,187)
Less valuation allowance	(1,022,361)
Net deferred tax asset	$-

Due to the change in ownership provisions under the Tax Reform Act of 1986, the Company’s NOL carry-forwards for Federal income tax purposes are subject to annual limitations. Should a change in ownership occur, the use of NOL carry-forwards in future years may be restricted.

16.	Concentrations

Major Customers

For the year ended December 31, 2025, WODI had three customers that collectively accounted for 76.8% of total billings. Customer one represented 62.2%, customer two represented 8.6%, and customer three represented 6.0%. Management continues to diversify its customer base to reduce the dependance of one or several large customers.

For the year ended December 31, 2024, WODI had two customers that collectively accounted for 55.5% of total billings. Customer one represented 43.9% and customer two represented 11.6%.

Major Suppliers

WODI had five major vendors for the year ended December 31, 2025. The vendors represented 39.7% of total expenses in the year ending December 31, 2025. The accounts payable balance due to the vendors was $179,110 at December 31, 2025. Management believes no risk is present with the vendors due to other suppliers being readily available.

For the year ended December 31, 2024, WODI did not have any vendors that accounted for more than 10% of the total expenses.  Management believes there are no significant risks associated with vendor concentration, as alternative suppliers are readily available.

17.	Subsequent Events

Management has evaluated subsequent events in accordance with ASC Topic 855, Subsequent Events, and determined that the following material events occurred subsequent to the balance sheet date:

On January 9, 2026, the Company issued an aggregate of 4,920 shares of common stock pursuant to Water On Demand’s Regulation A offering at a purchase price of $2.50 per share.

Between January 8, 2026 and February 17, 2026, the Company, through WOD Sponsor LLC, raised aggregate gross proceeds of approximately $435,000 from investors in exchange for the issuance of 17.47 Class B membership units of WOD Sponsor LLC, together with warrants to purchase shares of Water On Demand, Inc. common stock.

On January 19, 2026, the Company renegotiated a secured promissory note in the principal amount of $450,000 payable to Tony Charles Lonstein, Trustee of the Lonstein Revocable Family Trust. The note bears interest at a rate of 12% per annum and provides for monthly payments, with the outstanding balance due upon the sale of the Company’s Progressive Water Treatment operating division. The note is secured by a first priority security interest in substantially all of the Company’s assets and is senior to all other obligations of the Company.

On January 27, 2026, the Company entered into a joint venture agreement with a third party to form a Texas-based entity for the purpose of developing and operating mobile water treatment assets. The joint venture is structured as a 50/50 owned entity, with governance shared between the parties. The agreement includes provisions related to capital contributions, operational management, profit distributions, and performance-based equity incentives tied to asset deployment.

On February 1, 2026, the Company reorganized its Progressive Water Treatment business from an operating division into a separate legal entity. Under an Asset Purchase Agreement, the Company transferred substantially all of the assets of that business to PWT Technology, Inc., a newly formed corporation, in exchange for 500,000 shares of PWT Technology, Inc. common stock valued at $500,000 in the aggregate. PWT Technology, Inc. thereby became a wholly owned subsidiary of the Company.

Because the Company controlled the business both before and after the transfer, the transaction was a reorganization of entities under common control. The assets were recorded by PWT Technology, Inc. at the Company's historical carrying amounts, no gain or loss was recognized, and the transaction had no effect on the Company's consolidated financial position or results of operations. PWT Technology, Inc. is consolidated in the accompanying financial statements, and the intercompany balances arising from the transfer are eliminated in consolidation.  The reorganization changed the legal structure of the business only. Its operations, customers and contracts continued without interruption.

On March 6, 2026, the Company’s subsidiary, Gridwater, entered into a Master Services Agreement with Fassport, Inc. to utilize its technology platform for investor onboarding, offering administration, and capital raising activities. The agreement also provides for investor introduction services on a non-exclusive basis, pursuant to which Fassport may receive transaction-based fees for qualified investor subscriptions.

On March 6, 2026, the Company approved the grant of an aggregate of 1,175,000 shares of restricted common stock to key employees and contractors pursuant to Restricted Stock Award Agreements as compensation for services, with a grant date fair value of $2.50 per share.

On March 19, 2026, Jean-Louis Kindler resigned as a member of the Board of Directors of Water On Demand, Inc.

On March 20, 2026, the Board of Directors appointed Thomas Malley to fill the vacancy created by Mr. Kindler’s resignation.

During March 2026, the Company approved the creation and authorization of a new Series F Preferred Stock designation pursuant to a Certificate of Designation filed with the State of Texas.  In doing so, Mr. Eckelberry gave up his Series C Shares which gave him 51% super majority vote control in Water on Demand in exchange for the Series F Shares. Mr. Eckelberry’s shares became part of his estate.

On April 9, 2026, Riggs Eckelberry, founder of OriginClear, Inc. and Co Chairman of Water On Demand, Inc., passed away. Following Mr. Eckelberry’s passing, management began evaluating certain strategic initiatives and operations previously under development.

During April 2026, OriginClear, Inc. surrendered and cancelled 9,000,000 shares of Water On Demand, Inc. common stock in exchange for the issuance of a warrant to purchase 11,800,000 shares of Water On Demand, Inc. common stock pursuant to a warrant exchange transaction approved by the Company.

During April 2026, the Company, through GridWater, began evaluating potential capital raising activities under Regulation CF and Regulation D to support future GridWater operations and development activities.

Item 7. Exhibits

INDEX TO EXHIBITS

Exhibit Number	Description	Filed/ Furnished/Incorporated by Reference from Form
1.1	Advisory Agreement	Filed previously
2.1	Amended and Restated Certificate of Formation, for Series A, B, and C Preferred Stock	Filed previously
2.5	Amended and Restated Bylaws	Filed previously
4.1	WODI Unit Purchase Agreement	Filed previously
8.1	Form of Escrow Agreement	Filed previously
11.1	Consent of Auditor	Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-K / Annual Report and has duly caused this filing to be signed on its behalf by the undersigned, thereunto duly authorized, in Clearwater, Florida, on September 23, 2026.

Water On Demand, Inc.

/s/ Ken Berenger
By: Ken Berenger Chief Executive Officer

Pursuant to the requirements of Regulation A, this Form 1-K / Annual Report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ Ken Berenger
By: Ken Berenger as Chief Executive Officer, and Director

/s/ Cory Mertes
By: Cory Mertes as Principal Financial Officer, Principal Accounting Officer

/s/ Byron Elton
By: Byron Elton, as Director

/s/ Thomas Malley
By: Thomas Malley, as Director